Exhibit 99.1

SHARE PURCHASE PLAN AGREEMENT

THIS AGREEMENT is made this 1st day of June, 2011.

BETWEEN:

STEEL PARTNERS HOLDINGS L.P., a limited partnership formed and organized under the laws of the State of Delaware (“Insider”)

- and -

CANTOR FITZGERALD & CO., a partnership formed and organized under the laws of the State of New York (“Broker” or “CF&Co.”).

RECITALS:

A.	Insider has authorized the purchase of up to a pre-determined number of shares of the issued and outstanding common stock (the “Common Shares”) of Handy & Harman Ltd. (the “Company”).

B.	Insider wishes to implement a share purchase plan (the “Plan”) under which Common Shares may be acquired directly by Insider or by the direct or indirect subsidiaries of Insider.

C.	Insider will engage Broker to act as its broker in respect of the purchase of Common Shares in accordance with the Plan.

D.
In order to dispel any inference that Insider is purchasing Common Shares under the Plan when in possession of material non-public information and to facilitate the orderly purchase of Common Shares under the Plan during quarterly insider trading blackout periods established pursuant to the Company’s Insider Trading Policy and such other trading blackout periods as may be instituted by the Company, Insider and Broker have determined that it is advisable that they enter into this agreement (the “Agreement”).

THEREFORE, Insider and Broker (each, a “Party” and collectively, the “Parties”) agree as follows:

1.
Establishment of Plan.  The Parties agree that this Agreement establishes a Plan in compliance with the requirements of Rules 10b5-1(c)(1)(i)(B) and 10b-18 under the Securities Exchange Act of 1934, as amended (the “SEA”), and the Plan shall be interpreted to comply with, and each Party shall comply with, the requirements of Rule 10b5-1(c) and 10b-18 under the SEA.  Without limiting the foregoing, (a) Insider acknowledges and agrees that it may not attempt to exercise any subsequent influence over how, when or whether to effect purchases of the Common Shares pursuant to the terms of this Agreement nor may it enter into or alter any corresponding or hedging transaction or position with respect to the Common Shares covered by this Agreement; and (b) Broker agrees that no person who exercises influence, directly or indirectly, on its behalf in effecting purchases of the Common Shares pursuant to the terms of the Plan may do so while aware of any material non-public information relating to the Common Shares.

2.
Purchase Instructions.  Effective on June 6, 2011, Broker is authorized to purchase Common Shares pursuant to the Plan on the open market and/or in block purchases in accordance with the instructions set forth in a separate letter to Broker delivered by Insider contemporaneously with the execution of this Agreement (the “Purchase Instructions”), which is hereby incorporated by reference into the Plan, and otherwise subject to the restrictions set forth in this Agreement.  Broker shall be entitled to a commission pursuant to the Purchase Instructions.  All purchases of Common Shares under this Agreement shall be made in accordance with the Plan, the Purchase Instructions, any applicable securities laws and regulations, and the rules, policies and procedures of the markets where the transactions are placed, and neither Broker nor any person executing transactions pursuant to the Plan on its behalf shall deviate from the Purchase Instructions.

3.
Purchases.  Broker agrees that it shall effect all purchases in accordance with the Plan and the Purchase Instructions, and all purchases shall be made at the prevailing market prices, pursuant to the limitations stated in the Purchase Instructions.

4.
Communications.  Broker shall not consult with Insider regarding any purchases of Common Shares to be made pursuant to this Agreement and Insider shall not seek to control or influence or disclose to Broker any information concerning the Company or its securities that might influence the execution by Broker of the Purchase Instructions.

5.	Term and Termination.

(a)	This Agreement (and the Plan) shall become effective as of the date hereof and shall terminate on the earliest of:

(i)	5:00 p.m. (New York time) on September 6, 2011;

(ii)	the date on which the maximum number of Common Shares allowable under the Purchase Instructions has been purchased under the Plan; and

(iii)	the date that is one trading day after the date on which Insider notifies Broker in writing that this Agreement shall terminate.

(b)	Additionally, this Agreement (and the Plan) shall immediately terminate upon the occurrence of any of the following events (each a “Default”):

(i)	Insider’s dissolution, liquidation, insolvency, receivership, or voluntary or involuntary bankruptcy;

(ii)	the institution of proceedings for Insider’s dissolution, liquidation, insolvency, receivership, or voluntary or involuntary bankruptcy;

(iii)	any assignment for the benefit of Insider’s creditors;

(iv)	any levy against, seizure, assignment or sale of any substantial part of Insider’s property by or for any creditor or governmental agency; or

(v)	any similar event, act or omission, taken by or against Insider.

(c)
Broker’s obligations under this Agreement shall automatically be suspended and Broker shall not purchase any Common Shares pursuant to this Agreement upon the occurrence and during the pendency of the following:

(i)
In the event that Broker becomes aware of any legal, regulatory or contractual restriction that would prohibit Broker from making purchases under the Plan, including the entry by Insider into any lock-up agreement in connection with a transaction involving the issuance of the Common Shares which prohibits transactions in the Common Shares by Insider or similar event; or

(ii)	The Company advises Insider or Broker that the suspension of transactions under the Plan is necessary and advisable, which such determination shall be at the Company’s sole discretion.

(d)
Notwithstanding anything herein to the contrary, this Agreement (and the Plan) shall terminate if, at any time, any trade contemplated hereunder shall result in a violation or adverse consequence under applicable law.

6.	Representations, Warranties and Covenants.

(a)	Insider represents, warrants and covenants to Broker that:

(i)	As of the date of this Agreement, it has no knowledge of a material fact or material change with respect to the Company that has not been generally disclosed;

(ii)	The date of this Agreement occurs within an “open window” period under the Company’s Insider Trading Policy;

(iii)	As of the date of this Agreement, it is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent Broker from acting upon the Purchase Instructions;

(iv)	It is entering into this Agreement in good faith and not as part of any plan or scheme to evade compliance with federal or state securities laws;

(v)	The Compliance Officer, or other appropriate officer, of the Company has approved this Agreement in writing;

(vi)
All necessary corporate action on the part of Insider has been taken to authorize the execution of this Agreement and this Agreement constitutes a valid and binding obligation of Insider enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws affecting the enforceability of creditors’ rights and general principles of equity, and as rights to indemnity hereunder may be limited by applicable law;

(vii)
During the term of this Agreement, Insider will not enter into, and will not cause others to enter into on behalf of Insider, or alter any corresponding or hedging transaction or position with respect to the Common Shares;

(viii)
During the term of this Agreement, Insider will not alter or deviate from the terms of the Plan and Insider will only amend this Agreement or the Purchase Instructions pursuant to Section 9 below in good faith and at a time when Insider is not in possession of or aware of material non-public information concerning the Company, the Company is in an “open window” period under the Company’s Insider Trading Policy and Insider would otherwise be permitted to engage in transactions involving the Common Shares under the Company’s Insider Trading Policy, and any termination of this Agreement by Insider pursuant to Section 5(a)(iii) hereof will be made in good faith;

(ix)
Insider will not, directly or indirectly, communicate any information relating to the Common Shares or the Company to Broker or any broker, dealer, financial advisor, trustee or any other third party who is involved, directly or indirectly, in executing transactions pursuant to the Plan at any time while the Plan is in effect;

(x)	Insider does not have, and shall not attempt to exercise, any influence over how, when or whether to effect purchases of Common Shares pursuant to the Plan;

(xi)
Insider agrees that the Company may, in its sole discretion, make public announcements regarding this Agreement in any press release or filing with the Securities and Exchange Commission, including, among other things, announcements disclosing information as to the existence or adoption of this Agreement and, to the extent required or advisable under applicable law, information as to the timing of the transactions and the amount and price of the Common Shares to be acquired pursuant to the Plan; and

(xii)	Insider will timely make all filings required under the Securities Act of 1933, as amended, and the SEA, and the rules and regulations promulgated thereunder.

(b)	Broker represents, warrants and covenants to Insider that:

(i)
Broker has implemented reasonable policies and procedures, taking into consideration the nature of Broker’s business, to ensure that individuals making investment decisions will not violate the laws prohibiting trading on the basis of material non-public information.  These policies and procedures include those that restrict any purchase or sale, or cause any purchase or sale, of any security as to which Broker has material non-public information, as well as those that prevent such individuals from becoming aware of or in possession of such material non-public information; and

(ii)
All necessary corporate action on the part of Broker has been taken to authorize the execution of this Agreement and this Agreement constitutes a valid and binding obligation of Broker enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws affecting the enforceability of creditors’ rights and general principles of equity, and as rights to indemnity hereunder may be limited by applicable law.

7.	Market Disruptions, Restrictions, etc.

(a)
Insider shall notify Broker as soon as reasonably practicable if it becomes subject to any legal, regulatory or contractual restriction that would prohibit Broker from making purchases under the Plan (it being understood Insider becoming aware of material, non-public information shall not constitute such a restriction), and, in such a case, Insider and Broker shall cooperate to amend or otherwise revise the Plan to take account of such legal, regulatory or contractual restriction (provided that neither Party shall be required to take any action that would be inconsistent with the requirements of Rule 10b-5, Rule 10b5-1(c) or Rule 10b-18 under the SEA).

(b)
Insider understands that Broker may not be able to effect a purchase due to a market disruption or a legal, regulatory or contractual restriction applicable to Broker.  If any purchase cannot be executed as required by this Agreement due to a market disruption or legal, regulatory or contractual restriction applicable to Broker, Broker agrees, subject to Section 5, to refrain from making such purchase at such time and to effect such purchase as promptly as practical after the cessation or termination of such market disruption or applicable restriction.

(c)	Broker agrees not to purchase Common Shares under the Plan after this Agreement and the Plan are terminated under Section 5.

(d)
If applicable, the terms of this Agreement and the Purchase Instructions shall be adjusted automatically on a proportionate basis to address any stock split, reverse stock split or stock dividend with respect to the Common Shares, or any change in the capitalization of the Company that occurs during the term hereof.

(e)	If applicable, any fractional number of shares of Common Shares calculated pursuant to the terms hereof and of the Purchase Instructions shall be rounded down to the closest whole number.

8.	Indemnification and Limitation on Liability.

(a)
Insider agrees to indemnify and hold harmless Broker (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorneys’ fees and costs) arising out of or attributable to:  (i) any material breach by Insider of the Plan (including Insider representations and warranties), and (ii) any violation by Insider of applicable laws or regulations; provided, however, that Insider shall have no indemnification obligations in the case of gross negligence or willful misconduct of Broker or any other indemnified person.  This indemnification shall survive the termination of this Agreement.

(b)
Notwithstanding any other provision herein, neither Party shall be liable to the other for:  (i) special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages of any kind, including but not limited to lost profits, lost savings, or loss of use of facility or equipment, regardless of whether arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, or (ii) any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”.

(c)
Insider acknowledges and agrees that Broker has not provided Insider with any tax, accounting or legal advice with respect to the Plan, including whether Insider would be entitled to any affirmative defenses.

9.
Amendment, Modification and Termination.  This Agreement and the Purchase Instructions may only be terminated pursuant to Section 5(a)(iii) above or amended pursuant to this Section 9, in either case, by writing signed by the Parties; provided, however, that any such amendment or termination shall only be permitted if, at the time of such amendment or termination, (a) Insider was not in possession of or aware of material non-public information concerning the Company, (b) the Company was in an “open window” period under the Company’s Insider Trading Policy, (c) the Compliance Officer, or other appropriate officer, of the Company approved such amendment or termination in writing, (d) such amendment or termination is made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the SEA, and, in the case of any amendment, (e) Insider would be permitted to engage in transactions involving the Common Shares under the Company’s Insider Trading Policy.  Any amendment made pursuant to this Section 9 shall not take effect until thirty (30) days after the amendment is adopted.  During the thirty (30) day period between the adoption date of the amendment and the effective date of the amendment, the unmodified Plan or Purchase Instructions, as the case may be, will remain in effect.  Neither the Plan nor the Purchase Instructions may be modified pursuant to this Section 9 more than once.

10.
Transaction Reports.  Broker will provide Insider, at the end of each day on which Common Shares are purchased by Broker under the Plan, with all relevant information regarding such purchases as may be necessary to enable Insider to comply with its reporting and other obligations under applicable securities laws, including the number of Common Shares purchased in each trade and the price(s) paid.

11.
Assignment.  Neither of the Parties may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the other.  This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation) and permitted assigns.

12.
Reasonable Assurances.  The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each of the Parties shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

13.
Governing Law.  THIS AGREEMENT AND ANY CLAIM OR DISPUTE OF ANY KIND OR NATURE WHATSOEVER ARISING OUT OF, OR RELATING TO, THIS AGREEMENT OR BROKER’S ENGAGEMENT HEREUNDER, DIRECTLY OF INDIRECTLY (INCLUDING ANY CLAIM CONCERNING ADVICE PROVIDED PURSUANT TO THIS AGREEMENT), SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY CONFLICTS OF LAWS PRINCIPLES THEREOF.

14.
Jurisdiction, Venue.  The Parties each hereby irrevocably waive all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, including any action, suit, proceeding or counterclaim related to or arising out of the engagement of Broker pursuant to, or the performance by Broker of the services contemplated by, this Agreement.  In addition, the Parties each hereby irrevocably submits to the jurisdiction of the courts of the State of New York and the Federal courts of the United States of America located in the Borough of Manhattan, City of New York in respect of the interpretation and enforcement of the terms of this Agreement, and in respect of the transactions contemplated hereby, and each hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and the Parties each hereby irrevocably agrees that all claims with respect to such action or proceeding shall be heard and determined in such a New York State or Federal court.

15.
Counterparts.  This Agreement may be executed by the Parties in counterparts and may be delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS OF WHICH the Parties have executed this Agreement.

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc. General Partner

By:	/s/ Sanford Antignas
Name:	Sanford Antignas
Title:	Chief Operating Officer

CANTOR FITZGERALD & CO.

By:	/s/ Heidi Olson
	Name:	Heidi Olson
	Title:	Chief Operating Officer